September 6, 2007

VIA EDGAR
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549 Attention: Linda B. Stirling

Re:	Prospector Funds, Inc.
(File Nos. 333-143669 and 811-22077)

Dear Ms. Stirling:

I received your letter dated July 10, 2007 setting forth your comments on the Registration Statement on Form N-1A of Prospector Funds, Inc. (the “Company”).  The comments and the Company’s responses to the comments are discussed below.

Prospectus

Main Investment Strategies

Comment:
In the third paragraph of the summary of the funds' investment strategies, please recast the phrase "convertible securities will usually have favorable upside/downside participation" into plain English.

Response:
The prospectus has been revised to reflect this comment for both series of the Company, Prospector Capital Appreciation Fund and Prospector Opportunity Fund, (each, a "Fund" and, collectively, the "Funds").  In the case of Prospector Capital Appreciation Fund, the phrase in question has been replaced by a paragraph that reads:

"Once a company is identified as a potential investment, the Investment Manager examines the capital structure to determine whether any attractive convertible securities are outstanding.  In general, convertible securities: (i) have higher yields than common stocks but lower yields than comparable non-convertible securities, (ii) may be subject to less fluctuation in value than the underlying stock because of their income and redemption features, and (iii) provide potential for capital appreciation if the market price of the underlying common stock increases (and in those cases may be thought of as "equity substitutes").  Because of the conversion feature, the price of a convertible security will normally vary in some proportion to changes in the price of the underlying common stock.   The underlying equity need not be a value situation if the downside is well protected by the bond-like characteristics of the particular convertible security.”

In the case of Prospector Opportunity Fund, the phrase in question has been deleted to better reflect the intended investment strategy of the Fund. Instead, the fourth paragraph has been revised to include the following sentence:

"From time to time, the Opportunity Fund may also invest in convertible preferred and convertible debt securities, although such securities are not expected to be a focus of the Opportunity Fund."

Summary of Principal Risks

Comment:	In the Risk/Return disclosure, please link the derivatives risk disclosure to the funds' strategies.

Response:	The prospectus has been revised to reflect this comment. Specifically, the “Main Investment Strategies” section of each of the Funds has been revised to include the following language:

“The Capital Appreciation Fund/Opportunity Fund may also engage in currency transactions as well as transactions involving the purchase and sale of options on securities and other types of derivatives.”

Comment:	In addition, since later disclosure states that the funds may "invest significantly" in illiquid securities, please add the risks related to such investments to the Risk/Return disclosure.

Response:	The prospectus has been revised in response to this comment. The Risk/Return disclosure for both Funds has been revised to include the following language:

"With a portion of its assets allocated to investments in restricted securities, the Capital Appreciation Fund/Opportunity Fund is subject to the following associated risk:

Restricted Securities.   Restricted securities may have terms that limit their resale to other investors or may require registration under applicable securities laws before they may be sold publicly.  Due to changing markets or other factors, restricted securities may be subject to a greater possibility of becoming illiquid than securities that have been registered with the Securities and Exchange Commission for sale.  The Capital Appreciation Fund/Opportunity Fund may not purchase an illiquid security if, at the time of purchase, the Capital Appreciation Fund/Opportunity Fund would have more than 15% of its net assets invested in such securities."

Fees and Expenses of the Funds

Comment:	Please move the redemption fee footnote to the end of the fee table.

Response:	The prospectus has been revised in response to this comment.

Principal Risk Factors and Special Considerations for the Funds

Comment:	Please explain what is meant by "distressed securities."

Response:
The prospectus has been revised in response to this comment.  The paragraph about "distressed securities," under the sub-heading “Principal Risk Factors and Special Considerations for the Funds,” has been revised to include the following sentence:

"Distressed Securities are stocks, bonds, and trade or financial claims of companies in, or about to enter or exit, bankruptcy or financial distress."

Comment:	Please explain what is meant by "turnarounds."

Response:
The prospectus has been revised in response to this comment.  The paragraph about "value investing," under the sub-heading “Principal Risk Factors and Special Considerations for the Funds,” has been revised to include the following parenthetical describing "turnarounds" as:

"(companies that have had poor performance for an extended period of time and experience a positive reversal)"

Comment:	To the extent that the funds intend to invest significantly in preferred stocks, please disclose the risks specific to these securities.

Response:	The Funds do not intend to invest significantly in preferred stocks.

Management

Comment:	Please recast into plain English the phrase "including in relation to registered investment companies" found in the first paragraph.

Response:	The prospectus has been revised in response to this comment.

Comment:	Please provide the disclosure required by Instruction 2 to Item 5(a)(2) of Form N-1A.

Response:	The prospectus has been revised in response to this comment. Specifically, the following language has been included in the “Portfolio Managers” section:

“The Capital Appreciation Fund is managed by a team of John D. Gillespie, Richard P. Howard and Kevin R. O'Brien.  Mr. Howard acts as the lead member of the Capital Appreciation Fund's portfolio management team. Mr. Gillespie is the managing member of the Investment Manager and has veto power with respect to each investment made by the team.”

“The Opportunity Fund is managed by a team of John D. Gillespie, Kevin R. O'Brien and Richard P. Howard. Mr. Gillespie and Mr. O’Brien act as the lead members of the Opportunity Fund's portfolio management team. Mr. Gillespie is the managing member of the Investment Manager and has veto power with respect to each investment made by the team.”

Comment:	Please recast Mr. Gillespie's biography to clarify whether he has previously managed mutual funds and/or closed-end investment companies.

Response:	The prospectus has been revised in response to this comment. Specifically, Mr. Gillespie's biography has been revised to include the following sentence:

"Specifically, Mr. Gillespie was the chairman of the investment committee of the T. Rowe Price Growth Stock Fund from 1994 to April 30, 1996, and president of the New Age Media Fund from October 1993 until July 1997."

Comment:	Please clarify whether Mr. O'Brien remains a Managing Director of White Mountains Advisors LLC.

Response:	The prospectus has been revised in response to this comment. Specifically, a sentence has been added clarifying that Mr. O'Brien is no longer a Managing Director of White Mountains Advisors LLC.

Statement of Additional Information

Investment Objective, Strategies and Risks

Comment:	Please disclose whether the fund has appointed an anti-money laundering compliance officer as required by the USA Patriot Act.

Response:
The prospectus has been revised in response to this comment.  The sub-section "Anti-Money Laundering Program" under "Shareholder Information" has been revised to indicate that the Fund has appointed an anti-money laundering compliance officer.

Comment:	Please disclose the funds' fundamental investment policy regarding diversification.

Response:
The statement of additional information has been revised in response to this comment.  Specifically, the sub-section "Investment Techniques, Strategies and their Risks" now includes a statement clarifying that each Fund’s classification as a diversified investment company under the 1940 Act is a fundamental investment policy of such Fund.

Officers and Directors

Comment:	Please disclose the number of portfolios overseen by the funds' directors. See Item 12(a)(1)(5) of Form N-lA.

Response:	The statement of additional information has been revised in response to this comment.

Comment:
Please disclose whether the funds' Nominating Committee will consider nominees recommended by shareholders and, if so, the procedures to be followed by shareholders in submitting recommendations. See Item 12(b)(2)(iv) of Form N-lA.

Response:	The statement of additional information has been revised in response to this comment. The first paragraph under sub-heading "Board Committees" has been revised to include the following two sentences:

"When vacancies arise or elections are held, the Nominating Committee shall review candidates for, and make nominations of directors to the Board.  The Nominating Committee Charter does not contemplate the acceptance of candidates from shareholders."

Portfolio Managers

Comment:	Please provide the disclosure required by Item 15(a) of Form N-1A.

Response:
The statement of additional information has been revised in response to this comment.  Specifically, there is a new sub-section titled "Other Client Accounts" that provides information about the other accounts managed by John D. Gillespie, Richard P. Howard and Kevin R. O'Brien, as required by Item 15(a).

Comment:
Please disclose with specificity the structure of, and the method used to determine, the compensation of each portfolio manager, and any differences between the method used to determine compensation with respect to the funds and other accounts.  See Item 15(b) of Form N-lA and the instructions thereto.

Response:	The details of portfolio manager compensation have been disclosed under the sub-heading “Portfolio Managers.”

Organization, Voting Rights and Principal Holders

Comment:
Under the sub-section "Fund Ownership," please reconcile the statement that "Prospector Partners Asset Management LLC will be the initial shareholder of each Fund" with the statement that as of "[    ], 2007, there were no shareholders that may be deemed to control either Fund."

Response:	The statement of additional information has been revised in response to this comment. Specifically, the following sentences were deleted:

"As of [ ], 2007, there were no shareholders that may be deemed to control either Fund. "Control" for this purpose is the beneficial ownership of 25% or more of a Fund's voting securities."

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We have been authorized by the Fund to represent to the staff of the SEC that should the SEC or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing and the Fund represents that it will not assert any such action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  The Fund further acknowledges that any action of the SEC or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

          As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Should you have any further questions, please do not hesitate to call me at (212) 574-1320.

Very truly yours, /s/ Fola Adamolekun Fola Adamolekun

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